Exhibit (a)(1)(D)

EATON VANCE CORP.
FORM OF E-MAIL REGARDING THE EXCHANGE OFFERS

To all Parametric Phantom Incentive Plan participants:

Eaton Vance Corp. is offering to eligible employees of Parametric the opportunity to exchange all outstanding awards granted under the Parametric Phantom Incentive Plans (which awards are currently settled upon vesting in shares of Eaton Vance Corp. non-voting common stock) for Eaton Vance Corp. restricted stock awards (“RSAs”).

You have been identified as having received an award under the Parametric plans and, as a result, you are eligible to participate in the exchange offers, subject to its terms and conditions, as discussed in the offer materials filed with the SEC today and attached to this email.

The exchange offers will allow you to exchange your outstanding awards for a number of RSAs pursuant to calculations described in the offer materials.

The commencement date of the exchange offers is today, August 28, 2019.  You will have until 7 p.m., Eastern time, on Friday, September 27, 2019 to decide whether you would like to participate.

We will be holding Town Hall meetings on September 5, 2019 at 1:30pm (PST) and September 13, 2019 at 11am (PST) to provide an overview of the exchange offers and to answer questions.

Please note that neither Eaton Vance Corp. nor Parametric is making any recommendation as to whether you should participate in the exchange offers, each eligible employee must make that decision on their own.  We can discuss this offering in more detail at the Town Hall meeting.

I hope you can join me for this informative meeting.

Sincerely,

Brian Langstraat

CEO of Parametric Portfolio Associates LLC